UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 18, 2019

TiVo Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37870	61-1793262
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2160 Gold Street

San Jose, California 95002

(Address of Principal Executive Offices, including Zip Code)

(408) 519-9100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.001 per share)	TIVO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 19, 2019, TiVo Corporation, a Delaware corporation (“TiVo”) issued a joint press release with Xperi Corporation, a Delaware corporation (“Xperi”) announcing the execution of an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), made and entered into as of December 18, 2019, by and among TiVo, Xperi, XRAY-TWOLF HoldCo Corporation, a Delaware corporation (“Holdco”), XRAY Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Holdco, and TWOLF Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Holdco.

A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The information contained in Item 7.01 hereto, including Exhibit 99.1, shall not be incorporated by reference into any filing of TiVo, whether made before, on or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information contained in Item 7.01 hereto, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Important Information and Where to Find It

In connection with the proposed transaction, TiVo and Xperi will cause Holdco to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of TiVo and Xperi and that also will constitute a prospectus of Holdco (the “Joint Proxy Statement/Prospectus”). TiVo, Xperi and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document that TiVo, Xperi or Holdco may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by TiVo, Xperi or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of TiVo or Xperi at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

1-818-295-6651

IR@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

1-818-436-1231

IR@xray.com

Participants in the Solicitation

TiVo, Xperi or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Tivo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo and Xperi, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) TiVo’s ability to implement its business strategy; (iv) pricing trends, including TiVo’s and Xperi’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (vii) the ability of TiVo or Xperi to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting TiVo’s and Xperi’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo’s and/or Xperi’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of TiVo and/or Xperi; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. Neither TiVo nor Xperi assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Joint Press Release dated December 19, 2019 (regarding announcement of the Merger Agreement)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2019	TiVo Corporation

	By:	/s/ Pamela Sergeeff
	Name:	Pamela Sergeeff
	Title:	Executive Vice President and General Counsel

Exhibit 99.1

Xperi and TiVo to Combine, Creating a Leader in

Consumer & Entertainment Technology and IP Licensing

Combination significantly enhances the scale and reach for each business,

provides opportunity for both revenue synergies and cost savings

Combined product businesses will offer highly differentiated solutions for home, automotive, and mobile markets

Strengthens and diversifies IP licensing businesses to drive strong, recurring cash flow and long-term value creation

SAN JOSE, California (December 19, 2019) – Xperi Corporation (Nasdaq: XPER) and TiVo Corporation (Nasdaq: TIVO) today announced they entered into a definitive agreement to combine in an all-stock transaction, representing approximately $3 billion of combined enterprise value. The transaction creates a leading consumer and entertainment technology business and one of the industry’s largest intellectual property (IP) licensing platforms with a diverse portfolio of entertainment and semiconductor intellectual property.

The merger agreement provides for a 0.455 fixed exchange ratio, which implies a 15% premium to TiVo’s shareholders based on each of Xperi’s and TiVo’s 90-day volume-weighted average share prices. At close, Xperi shareholders will own approximately 46.5% of the combined business, and TiVo shareholders will own approximately 53.5%.

Compelling Benefits of Combining Two Innovative Product and IP Licensing Leaders

This transaction combines two technology pioneers who have shaped how millions of consumers access and experience entertainment content, and whose innovations are found in billions of devices around the world. Serving hundreds of businesses ranging from content providers to consumer electronics and automotive manufacturers, the combined entity will provide an amazing entertainment platform for tens of millions of individual consumers and create a powerful platform for the discovery, delivery, and monetization of content.

The volume of entertainment content has exploded, with more ways than ever before to access it. TiVo’s leading content aggregation, discovery, and recommendation capabilities enable viewers to more easily find, watch, and enjoy entertainment. When coupled with Xperi’s strong presence and product capabilities in the home, automotive, and mobile device ecosystems, the combined company will have a unique industry platform to address an ever-increasing consumer desire to enjoy entertainment anywhere, anytime, on any device.

Additionally, the combination will create an intellectual property licensing platform that spans a number of the largest addressable markets in entertainment content, consumer electronics, and semiconductors. With more than 10,000 patents and applications between the two companies and minimal licensee overlap, the combined IP business will be one of the largest licensing companies in the world. Further, the combined business will benefit from greater research and development capabilities, as well as customer diversification.

“This landmark combination brings together two highly complementary companies poised to set the industry standard for user experiences across the digital value chain,” said Jon Kirchner, Chief Executive Officer of Xperi. “Together, we will be able to integrate TiVo’s leading content aggregation, metadata, discovery, and recommendation capabilities with our home, automotive, and mobile technology solutions to help our customers create experiences that excite and delight consumers. Additionally, the combined company will continue to unlock the value of our strategic and sizable patent portfolios by bringing together our deep industry expertise and powerful innovation engines. Through greater scale and diversity, we will deliver attractive and sustainable long-term cash flow and shareholder value.”

“There is more content, and more ways to enjoy that content, than ever before,” said David Shull, Chief Executive Officer of TiVo. “In a rapidly expanding and fragmenting digital universe, consumers want and need to be able to easily find and enjoy the content that matters to them. TiVo has always been the company that brings entertainment together. Now, we can significantly expand our mission. With Xperi’s annual licensing of more than 100 million connected TV units, and complementary relationships with major content providers, consumer electronics manufacturers, and automotive OEMs, our combined company will transform the home, car, and mobile entertainment experience for the consumer.”

Long-Term Vision and Value Creation

The first step in the combined company’s value creation plan will focus on integrating the companies’ respective product and IP licensing businesses. Together, the companies expect to benefit from a larger and stronger platform to drive growth and innovation, accelerate time-to-market, and improve IP licensing monetization and outcomes. The product business expects to pursue substantial cross-selling opportunities especially in its home and automotive markets.

The new company had $1.09 billion in TiVo revenue and 1Xperi billings and more than $250 million in operating cash flow on a pro forma basis for the twelve months ended September 30, 2019. The combined company expects to deliver revenue synergies by bringing new, innovative solutions to consumer electronics and automotive companies to help address the massive shift in media and entertainment distribution and consumption.

Additionally, the companies expect to achieve at least $50 million of annualized run-rate cost savings by year-end 2021 through the integration of their respective product and IP licensing businesses, the majority of which are expected within the first twelve months after closing. These cost savings are incremental to those that are expected as a result of TiVo’s ongoing cost-transformation plan.

In light of the business combination, TiVo has suspended its near-term plans to separate its product and IP businesses. Upon closing of the transaction, each company’s respective product and IP businesses will be integrated and operated as separate IP licensing and product business units. This will facilitate a potential separation of the combined businesses at a later date.

[1]	Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection.

David Shull said, “TiVo’s management team and board have engaged in a comprehensive review of TiVo’s businesses over the past year, and we are confident that this combination with Xperi is the right path forward for all our stakeholders. While we previously planned to separate our product and IP licensing businesses in April 2020, we believe today’s combination with Xperi will enable us to create even more value for our shareholders in both the near and long term by allowing each to go to market with greater financial and operational scale.”

Transaction Details

Under the terms of the merger agreement, the shares of TiVo and Xperi stockholders will be converted into the shares of the new parent company based on a fixed exchange ratio of 0.455 Xperi share per existing TiVo share. Upon completion of the merger, Xperi stockholders will own approximately 46.5% and TiVo stockholders will own approximately 53.5% of the new parent company on a fully diluted basis.

In connection with the transaction each company’s debt will be refinanced on a combined basis. To meet this objective, the companies have secured $1.1 billion of committed financing from Bank of America and Royal Bank of Canada.

Management and Board of Directors

Following the completion of the transaction, Xperi’s Chief Executive Officer, Jon Kirchner, will serve as Chief Executive Officer of the new parent company and Xperi’s CFO, Robert Andersen, will serve as Chief Financial Officer. TiVo’s Chief Executive Officer, David Shull, will continue as a strategic advisor to ensure a successful integration.

The Board of Directors of the new parent company will consist of seven directors, including Xperi CEO Jon Kirchner, in addition to three directors appointed by Xperi and three directors appointed by TiVo. The Chair of the Board will be selected by the independent directors of the Board.

The new parent company will assume the Xperi name but will continue to provide entertainment services under the TiVo brand, alongside Xperi’s premium DTS®, HD Radio®, and IMAX® Enhanced brands. The company will be headquartered in San Jose, California.

Timing and Approvals

This transaction has been approved by the Boards of Directors of both companies and is expected to close during the second quarter of 2020, subject to regulatory approvals, the approval by the shareholders of each company, and other customary closing conditions.

NOL Rights Plan

Concurrent with the approval of this transaction, TiVo’s Board approved the adoption of a Stockholder Rights Plan (the NOL Rights Plan) designed to protect TiVo’s $1 billion federal Net Operating Losses (NOLs) from the effect of Section 382 under the US Internal Revenue Code, which can limit the use of the NOLs. The completion of the TiVo deal would move TiVo closer to the 50 percent ownership change outlined in Section 382 and increase the risk of a loss of TiVo’s valuable NOLs. TiVo believes that its tax attributes represent an important corporate asset that can provide long-term stockholder benefits and should be protected. The NOL Rights Plan is similar to those adopted by numerous other public companies with significant tax assets. The NOL Rights Plan is set to expire at the earlier of completion or termination of the TiVo transaction.

Advisors

Centerview Partners, LLC served as exclusive financial advisor to Xperi and Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor. LionTree Advisors LLC served as exclusive financial advisor to TiVo and Cooley LLP served as legal advisor.

Joint Conference Call to Discuss the Transaction

Xperi and TiVo will host a joint investor conference call today Thursday, December 19, 2019 at 8:00 a.m. Eastern Standard Time to discuss details of the transaction. Interested parties may join the conference call by dialing +1 800-353-6461 or +1 334-323-0501 internationally, with the conference ID 5119625. The live webcast and related presentation materials can be found on Xperi’s Investor Relations website at https://investor.xperi.com and TiVo’s Investor Relations website at ir.TiVo.com. A replay of the conference call will be available December 20, 2019 by dialing +1 888-203-1112 in the U.S. or +1 719-457-0820 internationally, with the replay ID 5119625 or via the companies’ respective Investor Relations websites.

About Xperi Corporation

Xperi Corporation (Nasdaq: XPER) and its brands, DTS, FotoNation, HD Radio, Invensas and Tessera, are dedicated to creating innovative technology solutions that enable extraordinary experiences for people around the world. Xperi’s solutions are licensed by hundreds of leading global partners and have shipped in billions of products in areas including premium audio, broadcast, automotive, computational imaging, computer vision, mobile computing and communications, memory, data storage, and 3D semiconductor interconnect and packaging. For more information, please call +1 408-321-6000 or visit www.xperi.com.

Xperi, DTS, Invensas, FotoNation, HD Radio, Tessera and their respective logos are trademarks or registered trademarks of affiliated companies of Xperi Corporation in the United States and other countries. All other company, brand and product names may be trademarks or registered trademarks of their respective companies.

About TiVo Corporation

TiVo Corporation (Nasdaq: TIVO) brings entertainment together, making it easy to find, watch and enjoy. We serve up the best movies, shows and videos from across live TV, on-demand, streaming services and countless apps, helping people to watch on their terms. For studios, networks and advertisers, TiVo delivers a passionate group of watchers to increase viewership and engagement across all screens. Go to tivo.com and enjoy watching.

Contacts

Xperi Investor Contact:

Geri Weinfeld

818-436-1231

geri.weinfeld@xperi.com

Xperi Media Contact:

Stacy Roughan

818-436-1086

media@Xperi.com

Sard Verbinnen & Co

John Christiansen / Megan Bouchier / Alyssa Lorenzo

415-618-8750

Xperi-SVC@sardverb.com

TiVo Investor Contact:

Debi Palmer

818-295-6651

debi.palmer@tivo.com

TiVo Media Contact:

John Goodwin

646-706-1691

john.goodwin@tivo.com

Important Information and Where to Find It

In connection with the proposed transaction, Xperi Corporation (“Xperi”) and TiVo Corporation (“TiVo”) will cause the future parent company (“Holdco”) to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following:

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@Xperi.com

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

ir@tivo.com

Participants in the Solicitation

Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.